UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sino Charter, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

82936L 10 0
(CUSIP Number)

Matthew Hayden
MMH Group, LLC
7582 Windermere Court
Lake Worth, Florida 33467
(561) 245-5155
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 4, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	82936L 10 0

1	NAMES OF REPORTING PERSONS: MMH Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,000,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,000,000 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,000,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	82936L 10 0

1	NAMES OF REPORTING PERSONS: Matthew Hayden

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,000,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,000,000 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,000,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Sino Charter, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2888 Spring Lake Drive, Davidsonville, Maryland 21035.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of MMH Group, LLC (“MMH”), a company organized in the State of Florida, and Matthew Hayden (together, the “Reporting Persons”). The address of the principal office of MMH is 7582 Windermere Court, Lake Worth, Florida 33467. The principal business of MMH is investments and consulting.

Mr. Hayden is the Managing Member and sole stockholder of MMH. Mr. Hayden’s present principle occupation is investor relations and corporate consulting services. His business address is 7582 Windermere Court, Lake Worth, Florida 33467. Mr. Hayden is a citizen of the United States.

During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

MMH acquired 2,000,000 shares of common stock of the Issuer from Bradley Miller (sole director of the Issuer, and former President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer and Principal Accounting Officer of the Issuer) in exchange for $82,000 of its own funds.

Item 4.	Purpose of Transaction.

On August 1, 2008, Bradley Miller (sole director of the Issuer, and former President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer and Principal Accounting Officer of the Issuer) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with MMH. Pursuant to the terms and conditions of the Stock Purchase Agreement, MMH acquired 10,000,000 shares of common stock of the Issuer or approximately 91.1% of the issued and outstanding shares of common stock of the Issuer.  The transaction contemplated by the Stock Purchase Agreement closed on August 4, 2008. Simultaneously with the closing of this transaction, MMH sold 2,400,000 of the shares to Ancora Greater China Fund, L.P. in exchange for $98,400, and sold 5,600,000 of the shares to Pope Investments II, LLC in exchange for $229,600. The net result of these transactions was that MMH owns 2,000,000 shares of common stock of the Issuer or approximately 18.2% of the issued and outstanding shares of common stock of the Issuer. MMH paid $82,000 for these shares. There are no material relationships between the Issuer or its affiliates, other than in respect of the Stock Purchase Agreement. The Reporting Persons have no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

Item 5.	Interest in Securities of the Issuer.

(a)    MMH owns 2,000,000 shares of common stock of the Issuer (constituting 18.2% of the Issuer’s issued and outstanding common stock), acquired on August 4, 2008 pursuant to the Stock Purchase Agreement.  In connection with his position as Managing Partner and sole stockholder of MMH, Mr. Hayden may be deemed to beneficially own the 2,000,000 shares of common stock of the Issuer owned by MMH.

(b)    The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of, the 2,000,000 shares of common stock of the Issuer that MMH owns.

(c)    Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by MMH.

(e)    The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Stock Purchase Agreement and simultaneous transfer of shares described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Stock Purchase Agreement

Exhibit B	Agreement Regarding the Joint Filing of Schedule 13D

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2008	MMH GROUP, LLC

/s/ Matthew Hayden
Matthew Hayden
Managing Member

August 12, 2008	MATTHEW HAYDEN

/s/ Matthew Hayden
Matthew Hayden, Individually

EXHIBIT A

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT, made and entered into this 25th day of July 2008, by and between Matthew Hayden and MMH Group, LLC (hereinafter referred to as the “Buyers”) on the one hand, and Bradley W. Miller (hereinafter referred to as the “Seller”) on the other hand.

W I T N E S S E T H:

WHEREAS, Seller is the owner of 10,000,000 shares of the Common Stock, par value $0.00001 per share (“Common Stock”), of SINO CHARTER, INC., a Nevada corporation (the “Company”) as listed on Schedule A attached hereto which represents approximately 91% of the total of 10,977,500 shares of Common Stock presently issued and outstanding;

WHEREAS, Seller is the sole officer, director and the controlling shareholder of the Company;

WHEREAS, Seller desires to sell, assign and transfer to Buyers and its designees, and Buyers desire to purchase and acquire from Seller 10,000,000 shares of the Common Stock (the “Stock”) of the Company as listed on Schedule A attached hereto, subject to the conditions and obligations hereinafter stated;

WHEREAS, the Buyer and Seller have entered into a Letter of Intent dated July 9, 2008, and the parties are entering into this definitive Agreement in order to formally set forth the terms and conditions of the proposed purchase and sale of the Stock;

WHEREAS, the Buyer and Seller have also entered into an escrow agreement dated July 9, 2008 (“Escrow Agreement”), pursuant to which the law Offices of Anna Krimshtein, PLC shall act as escrow agent (“Escrow Agent”) in connection with the proposed transaction.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

ARTICLE I
STOCK PURCHASE

1.01 Sale and Purchase of Stock. Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements contained herein, Seller hereby agree to sell, assign and transfer to Buyers and their designees, and Buyers agree to purchase and acquire an aggregate of 10,000,000 shares of the Seller’ Stock of the Company, for the aggregate consideration of: Four Hundred and Ten Thousand U.S. Dollars ($410,000), inclusive of Finders Fees payable by certified check or by wire transfer at the Closing, as provided herein (the “Purchase Amount”).

1.02 Documents and Release Delivered by Seller. Contemporaneous with the Closing of this Agreement, Seller will deliver to Buyers certificates representing the Seller’s Stock duly and validly endorsed for transfer to the Buyers and their designees as listed in Schedule B attached hereto, or accompanied by stock powers duly executed in blank on behalf of the Seller with signature duly guaranteed and with all necessary transfer tax and other revenue stamps required at the expense of the Seller affixed and canceled. The Seller hereby release and discharge all amounts due to them from the Company and of any other obligations to them of any kind or character of the Company to the Seller. The Seller hereby agrees to cure any deficiencies with respect to the endorsement of the certificates representing their shares of Stock or with respect to any stock powers accompanying the share certificate(s).

ARTICLE II
CLOSING

2.01 Closing. The closing of the transaction referred to in Section 1.01 will take place once all conditions to the “Closing” have been satisfied or waived, on or prior to July 29, 2008 (“Closing Date”).

ARTICLE III
REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLERS

The Seller hereby represents and warrants that by virtue of the Seller’s position as sole officer, director and controlling shareholder of the Company, the Seller is qualified to make the representations and warranties set forth in this Article III, and the Seller hereby personally represents, warrants and covenants to the Buyers as follows:

3.01 Ownership of Stock. The Seller is the owner, beneficially and of record, of those shares of Seller’s Stock to be delivered, assigned and transferred pursuant to this Agreement as listed on Schedule A attached hereto, and Seller’s Stock is owned free and clear of any lien, mortgage, adverse claim, charge, security interest, encumbrance, limitation, contract, agreement, arrangement, understanding, instrument, obligation, defect or irregularity (“Liens”). By receipt of and payment for the Seller’s Stock by Buyers, Buyers shall have acquired good and marketable title to the shares of Seller’s Stock owned by the Seller, free and clear of any Liens, including restrictions and limitations that may arise under community property or similar laws, subject however, to such restrictions on resale as may exist under applicable federal and/or state securities laws.

3.02	Capital Stock.

(a) The authorized capital stock of the Company presently consists of 100,000,000 shares of common stock, $0.00001 par value, and 100,000,000 shares of preferred stock, $0.00001 par value.

(b) On the Closing Date, the Company shall have 10,977,500 shares of common stock issued and outstanding.

(c) On the Closing Date, the Company shall have no shares of preferred stock issued and outstanding.

(d) The shares of Seller’s Stock was duly authorized, are validly issued and outstanding, fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any other person to any shares of common stock of the Company, and the shares of the Seller’s Stock are owned directly and beneficially by Seller.

(e) Except as disclosed on Schedule 3.02(e), there are no outstanding subscriptions, conversion rights, options, warrants, purchase rights, commitments or other contracts, arrangements, understandings or agreements obligating the Company to issue, repurchase or otherwise acquire shares of its capital stock, or obligating the Seller to transfer or assign any of the Stock.

(f) Except as disclosed on Schedule 3.02(f), no person is entitled to preemptive or similar rights, and no person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement.

(g) The Seller has no knowledge of any unresolved claim by any person to additional shares of capital stock (or other securities) of the Company, except as disclosed on Schedule 3.02(g).

3.03 No Assets and No Liabilities. The Company is a “shell company” as such term is defined by Rule 405 as promulgated under the Securities Act and Rule 12b-2 as promulgated under the Exchange Act. Except as otherwise disclosed in the Company’s financial statements or otherwise set forth in the disclosure schedule attached hereto, the Company has no liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise, and the Seller is not aware of any basis for any such liability or obligation, including, without limitation, third party guaranties by the Company or liabilities (collectively, “Undisclosed Liabilities”). In addition, the Seller represent that upon Closing, the Company will not have any liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

3.04 Brokerage Agreements. The Seller has entered (directly or indirectly) into an agreement with Ventana Capital Partners, Inc. that obligates the Seller to pay a “finder’s fee” of fifty thousand dollars ($50,000.00) as outlined in Schedule B of the Letter of Intent between the parties in connection with the transactions contemplated herein.

3.05 Receipt of Information. The Seller has been furnished by Buyers with all information regarding Buyers which we have requested or desired to know, have been afforded the opportunity to ask questions of, and to receive answers from, duly authorized officers or other representatives of Buyers.

3.06 Reliance on Information. The Seller has relied solely upon the information provided by Buyers in this Agreement. To the extent necessary, we have retained, at Seller’s sole expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement.

3.07 Beneficial Owner. The Seller is the sole beneficial owner of the Stock being sold pursuant to this Agreement.

3.08 Transfer Agent. The Company’s current transfer agent of record (“Transfer Agent”), and the address and telephone number of the Transfer Agent is set forth on Schedule 3.08. Except as set forth in Schedule 3.08, (i) the Company is not involved in any dispute with the Transfer Agent respect to the Transfer Agent’s services, including but not limited to amounts owed for services, (ii) the Seller has no knowledge of any disagreement between the company and the transfer agent with respect to the number of shares outstanding or record ownership of shares of the Company’s capital stock, and (iii) the Seller has no knowledge of any inconsistency or irregularity with respect to ownership and title to the shares of capital stock of the Company as reflected in the reports of the Transfer Agent.

3.09  Subsidiaries. The Company does not have any direct or indirect Subsidiaries. All the issued and outstanding shares of capital stock of the Company is validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

3.10  Organization and Qualification. The Company is duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own and use its respective properties and assets and to carry on its respective business as currently conducted. The Company is not in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The Company is duly qualified to conduct its business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means a adverse effect on either referenced party or the combined entity resulting from the consummation of the transaction contemplated by this Agreement, or on the financial condition, results of operations or business, before or after the consummation of the transaction contemplated in this Agreement, which as a whole is or would be considered material to an investor in the securities of the Company.

3.11 Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder. The execution and delivery of the Agreement, and the consummation by the parties of the transactions contemplated herein have been duly authorized by all necessary action on the part of the Seller and no further action is required by the Seller and the Company in connection with such authorization. The execution of this Agreement has been (or upon delivery will have been) duly executed by the Seller and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

3.12 No Conflicts. The execution, delivery and performance of this Agreement by the Seller, and the consummation by the Seller of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or the Agreement, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument, or agreement under which any property or asset of the Company is bound or affected, or (iii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any United States or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

3.13  Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any United States or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Seller, other than the filing of a current reports on Form 8-K to report the transaction effected by this Agreement.

3.14 Valid Original Issuance of the Stock. The Seller acquired the Stock in an original issuance by the Company, and did not acquire the Stock from any other person.

3.15 SEC Reports; Financial Statements. The Company has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twenty four (24) months preceding the date hereof (or such shorter period as the Company was required by law to file such reports), (the foregoing materials being collectively referred to herein as the “SEC Reports” and, together with the Schedules to this Agreement (if any), the “Disclosure Materials”) on a timely basis or has timely filed a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports (“Financial Statements”) comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

3.16  Press Releases. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement, either separately or taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. Except as set forth on Schedule 3.16, in the three year period prior to the date of this Agreement, the Company and its securities has not been the subject of any unauthorized “spam” e-mail or fax campaign, conducted by its present or former officers, directors, agents, representatives or any other person, to promote an investment in the Company’s securities, and the Company has not directly or indirectly sponsored, authorized or otherwise permitted any such activity.

3.17  Material Changes. Except as specifically disclosed in the SEC Reports, since June 30, 2008 (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its past or present auditors, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate. The Company does not have pending before the Securities and Exchange Commission any request for confidential treatment of information. The Company has provided full documentation and disclosure of all material changes to the Buyers and their representatives prior to the Closing. For purposes of this Agreement, “Affiliate” means any person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person, as such terms are used in and construed under Rule 144.

3.18  Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Agreement or (ii) except as specifically disclosed in the SEC Reports, could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. The Company is not, nor is any director or officer of the Company (in his or her capacity as such), subject to any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty, except as specifically disclosed in the SEC Reports. There has not been, and to the knowledge of the Company, there is not pending any investigation by the Commission involving the Company or any of its respective current or former directors or officers (in his or her capacity as such). The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any of its predecessors, under the Exchange Act or the Securities Act. For purposes of this Agreement, “Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting the Company, or any of its respective properties before or by any court, arbitrator, governmental or administrative agency, regulatory authority (federal, state, county, local or foreign), stock market, stock exchange or trading facility.

3.19  Labor Relations. No material labor dispute has existed or arisen in the three year period prior to the date of this Agreement, with respect to any of the past employees of the Company. The Company does not have any outstanding employment or labor contracts, agreements, arrangements or other understandings with any person.

3.20 Indebtedness; Compliance. The Company is not a party to any indenture, debt, capital lease obligation, mortgage, loan or credit agreement by which it or any of its properties is bound. The Company is not (i) in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default), nor has the Company received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) in violation of any order of any court, arbitrator or governmental body, or (iii) in violation (at any prior time) of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. The Company is in compliance with all effective requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder that are applicable to it, except where such noncompliance could not have or reasonably be expected to result in a Material Adverse Effect.

3.21 Regulatory Permits. The Company possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, and the Company has not received any notice of proceedings relating to the revocation or modification of any such permits.

3.22 Title to Assets. The Company does not own any interest in real property, nor is the Company a party to any real property lease.

3.23 Patents and Trademarks. The Company has no patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights (“Intellectual Property Rights”). The Company has not received any written notice that it has used or improperly asserted any Intellectual Property Rights in violation or infringement of the rights of any third person. No former or current employee, no former or current consultant, and no third-party joint developer of the Company has any Intellectual Property Rights made, developed, conceived, created or written by the aforesaid employee or consultant during the period of his or her retention by the Company which can be asserted against the Company.

3.24  Insurance. The Company has no insurance policies of any kind in effect.

3.25 Transactions With Affiliates and Employees; Customers. Except as set forth in the SEC Reports, none of the officers or directors of the Company, and to the knowledge of the Company, none of the employees of the Company, is presently a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner. The Company does not owe any money or other compensation to any of the respective officers or directors or shareholders of the Company. The Company has no present obligations, agreements or dealings with any past or present customer.

3.26  Internal Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for itself and designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Form 10-K or 10-Q, as the case may be, is being prepared. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures in accordance with Item 307 of Regulation S-K under the Exchange Act for the Company’s most recently ended fiscal quarter or fiscal year-end (such date, the “Evaluation Date”). The Company presented in its most recently filed Form 10-K or Form 10-Q the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s internal controls (as such term is defined in Item 308(c) of Regulation S-K under the Exchange Act) or, to the Company’s knowledge, in other factors that could significantly affect any of the Company’s internal controls.

3.27  Certain Fees. Except as described in Schedule 3.27, no brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated under this Agreement.

3.28  Certain Registration Matters. Except as specified in Schedule 3.28, the Company has not granted or agreed to grant to any person any rights (including “piggy-back” registration rights) to have any securities of the Company registered with the Commission or any other governmental authority that have not been satisfied.

3.29 Listing and Maintenance Requirements. The Company’s common stock is currently quoted on the OTC Bulletin Board under the stock symbol “SNOH.OB.” Except as specified in the SEC Reports, the Company has not, in the two years preceding the date hereof, received notice from any Trading Market to the effect that the Company is not in compliance with the listing or maintenance requirements thereof. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with the listing and maintenance requirements for continued listing of its common stock on the Trading Market on which its common stock is currently listed or quoted. The sale of the Stock does not contravene the rules and regulations of the Trading Market on which its common stock is currently listed or quoted, and no approval of the shareholders of the Company thereunder is required for the Seller to deliver the Stock to the Buyers under this Agreement. For purposes of this Agreement, “Trading Market” means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

3.30 Investment Company. The Company is not, and is not an Affiliate of, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.31 Application of Takeover Protections. The Company not bound by any provision which places any form of restriction on control share acquisition, business combination, any “poison pill” provisions (including any distribution under a rights agreement) or any other anti-takeover provision under the Company’s Articles of Incorporation or Bylaws (or similar instruments) or the laws of its state of incorporation that is or could become applicable to the Company, the Buyers or the Seller as a result of the parties fulfilling their obligations or exercising their rights under this Agreement.

3.32 OFAC. The Company, nor any of its directors, officers, agents, employees, Affiliates or persons acting on behalf of the Company, are not currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

3.33 Money Laundering Laws. The operations of the Company are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

3.34  No Liabilities. Except as otherwise disclosed in the Company’s Financial Statements or incurred in the ordinary course of business after the quarter ended June 30, 2008 (the financial statements of which were filed with the SEC along with the Company’s quarterly report on Form 10-Q on July 15, 2008), the Company has no other undisclosed liabilities whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise. The Seller represents that at the date of Closing, the Company shall have no liabilities or obligations whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

3.35  Tax Matters. Except as disclosed in Schedule 3.35:

(a)  The Company has duly filed all material federal, state, local and foreign tax returns required to be filed (if any) by or with respect to them with the Internal Revenue Service or other applicable taxing authority, and no extensions with respect to such tax returns have been requested or granted;

(b)  The Company has paid, or adequately reserved against in the Company’s Financial Statements, all material taxes due, or claimed by any taxing authority to be due, from or with respect to them (if any);

(c)  To the best knowledge of the Company, there has been no material issue raised or material adjustment proposed (and none is pending) by the Internal Revenue Service or any other taxing authority in connection with any of the Company’s tax returns;

(d)  No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from the Company; and

  For the purposes of this Section 3.35, a tax is due (and must therefore either be paid or adequately reserved against in the Company’s Financial Statements) only on the last date payment of such tax can be made without interest or penalties, whether such payment is due in respect of estimated taxes, withholding taxes, required tax credits or any other tax.

3.36  Books and Records. The books and records of the Company delivered to the

Buyers prior to the Closing fully and fairly reflect the transactions to which the Company is a party or by which they or their properties are bound.

3.37  Other Agreements. The Company has no material contracts, leases, arrangements or commitments (whether oral or written). The Company is not a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

3.38 No SEC or NASD Inquiries. Neither the Seller nor the Company nor any of its past or present officers or directors is, or has ever been, the subject of any formal or informal inquiry or investigation by the SEC or NASD.

3.39  Disclosure. The representations and warranties and statements of fact made by the Seller in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYERS

The Buyers represent, warrant and covenant to Seller as follows:

4.01 Power. Buyers have the capacity to enter into this Agreement and to perform Buyers’ obligations hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby by Buyers has been duly authorized by all necessary action of the Buyers. This Agreement has been duly executed and delivered by the Buyers and constitutes a legal, valid and binding obligation of Buyers and their affiliates, representatives and assigns, enforceable in accordance with its terms.

4.02 No Default or Consents. Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated herein will: (i) conflict with or result in a breach, default or violation of: (a) any of the terms, provisions or conditions of any contract or agreement or (b) any judgment, decree, order, governmental permit, certificate or license to which the Buyers are a party or to which they are subject, or (ii) require Buyers to obtain the consent of any non-governmental third party, except in each such instance as would result in no adverse effect on the consummation of the transactions provided for herein. No consent, action, approval or authorization of or registration, declaration or filing with, any governmental department, commission, agency or other instrumentality is required in connection with, the execution and delivery of this Agreement to Buyers or their performance of the terms of this Agreement.

4.03 Brokerage Agreements. Buyers have not entered (directly or indirectly) into any contract with any person, firm or corporation that would obligate any Seller to pay any commission, brokerage or “finder’s fee” in connection with the transactions contemplated herein.

4.04 Suits. There is no suit, action, claim, investigation or inquiry by any person or entity or any administrative agency or governmental body and no legal, administrative or arbitration proceeding pending or, to Buyers’ knowledge, threatened against the Buyers which has or will materially affect the Buyers’ ability to consummate the transactions contemplated herein.

4.05 Restricted Stock. The Buyers understands that the Stock to be acquired pursuant to this Agreement has not been registered under the Securities Act of 1933, as amended (the “1933 Act”) with the U.S. Securities and Exchange Commission in reliance upon the exemption from the registration requirements thereof afforded by Regulation D under the 1933 Act, nor with any state securities commission or agency. The Buyers agrees and acknowledges that in order to prevent an unlawful transfer, the Company will issue stop transfer instructions to its registrar and transfer agent prohibiting the transfer of the Stock of the Company delivered under this Agreement. The Buyers understands that the Stock to be issued to the buyer will have the following restrictive legend or similar legend affixed thereto:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES OR “BLUE SKY” LAWS. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF THEM UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER THAT AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE WITH RESPECT TO SUCH SALE OR TRANSFER.”

ARTICLE V
SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION

5.01 Indemnification. Subject to the provisions of this Article V, Seller agrees to indemnify fully in respect of, hold harmless and defend the Buyers, the Company and their respective officers, directors and employees against: (a) any and all damages, liabilities, costs, claims, proceedings, investigations, penalties, judgments, deficiencies, losses, including taxes, expenses (including interest, penalties, and attorneys’, accountants’ and experts’ fees and disbursements) and losses (collectively, “Loss” or “Losses”) incurred or suffered by any of them arising out of or relating to: (i) any misrepresentation, or breach on the part of Seller of this Agreement, (ii) any non-fulfillment or failure to perform any covenant or agreement on the part of the Seller under this Agreement, and (iii) any and all liabilities arising out of or in connection with: (A) any of the assets of the Company prior to the Closing; or (B) the operations of the Company prior to the Closing Date. Subject to the provisions of this Article V, Buyers agree to indemnify fully in respect of, hold harmless and defend Seller against, any and all Losses arising out of or relating to: (i) any misrepresentation, or breach of warranty on the part of the Buyers under this Agreement, or non-fulfillment or failure to perform any covenant or agreement on the part of the Buyers under this Agreement. The party claiming indemnification hereunder is hereinafter referred to as the “Indemnified Party” and the party against whom such claims are asserted hereunder is hereinafter referred to as the “Indemnifying Party.”

5.02 Survival of Representations and Warranties. Notwithstanding provision in this Agreement to the contrary, the representations and warranties given or made by the Seller and the Buyers under this Agreement shall survive the date hereof for a period of twenty four (24) months from and after the Closing Date (the last day of such period is herein referred to as the “Expiration Date”), except that any written claim for breach thereof made and delivered prior to the Expiration Date to the party against whom such indemnification is sought shall survive thereafter and, as to any such claim, such applicable expiration will not effect the rights to indemnification of the party making such claim; provided, however, that any representations and warranties that were fraudulently made shall not expire on the Expiration Date and shall survive indefinitely, and claims with respect to fraud by the Seller or the Buyers may be made at any time.

5.03 Method of Asserting Claims, Etc. All claims for indemnification by any Indemnified Party under this Article V shall be asserted as follows:

(a) In the event that any claim or demand for which an Indemnifying Party would be liable to an Indemnified Party hereunder is asserted against or sought to be collected from such

Indemnified Party by a third party, said Indemnified Party shall with reasonable promptness notify the Indemnifying Party of such claim or demand, specifying the nature of and specific basis for such claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand) (the “Claim Notice”). The Indemnified Party’s failure to so notify the Indemnifying Party in accordance with the provisions of this Agreement shall not relieve the Indemnifying Party of liability hereunder unless such failure materially prejudices the Indemnifying Party’s ability to defend against the claim or demand. The Indemnifying Party shall have 30 days from the giving of the Claim Notice (the “Notice Period”) to notify the Indemnified Party: (i) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand, and (ii) whether or not the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such claims or demand; provided, however, that any Indemnified Party is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading which he shall deem necessary or appropriate to protect his interests or those of the Indemnifying Party and not prejudicial to the Indemnifying Party. In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that he does not dispute liability for indemnification under this Article V and that he desires to defend the Indemnified Party against such claim or demand and except as hereinafter provided, the Indemnifying Party shall have the right to defend by all appropriate proceedings, which proceedings shall be promptly settled or prosecuted by him to a final conclusion. If the Indemnified Party desires to participate in, but not control, any such defense or settlement by the Indemnifying Party, he may do so at his sole cost and expense. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and his counsel in contesting any claim or demand which the Indemnifying Party elects to contest or, if appropriate and related to the claim in question, in making any Counterclaim against the person asserting the third party claim or demand, or any cross-complaint against any person. No claim for which indemnity is sought hereunder and for which the Indemnifying Party has acknowledged liability for indemnification under this Article V may be settled without the consent of the Indemnifying Party.

(b) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder which does not involve a claim or demand being asserted against or sought to be collected from him by a third party, the Indemnified Party shall give a Claim Notice with respect to such claim to the Indemnifying Party. If, after receipt of a Claim Notice, the Indemnifying Party does not notify the Indemnified Party within the Notice Period that he disputes such claim, then the Indemnifying Party shall be deemed to have admitted liability for such claim in the amount set forth in the Claim Notice.

ARTICLE VI
CLOSING DELIVERIES AND CONDITIONS

6.01 Actions to be Taken by Seller for the Closing. The Buyers’ obligation to purchase the Shares is conditioned on the following actions, conditions and deliveries by Seller:

(a) The Seller shall deliver, or shall have delivered the following to the Buyers:

(i)	true and correct copies of the Company’s current Articles of Incorporation and amendments thereto, bylaws and amendments thereto;

(ii)	all minutes and resolutions of the board of directors and of the shareholders (and meetings of shareholders) of the Company;

(iii)	shareholder list of the Company as certified by the Company’s Secretary or transfer agent, dated within 10 days of the Closing;

(iv)	all financial statements and tax returns for the previous three fiscal years in possession of the Company; and all applicable schedules hereto;

(v)	[a consent executed and delivered by the Seller’s spouse, consenting to the sale of the Stock by Seller; and]

(vi)	any other document relating to the Company or its officers and directors reasonably requested by the Buyers that the Buyers deem necessary for the consummation of this transaction.

(b) The Seller shall deliver, or shall have delivered the following to the Escrow Agent the following:

(i)	a letter of resignation from the Company’s current officers and directors to be effective upon Closing;

(ii)
a release agreement duly executed by each officer and director of the Company, which shall release all claims of any nature, including any outstanding remuneration or fees of any kind, in a form acceptable to the Buyer and made effective upon Closing;

(iii)	a counterpart to this Agreement duly executed by the Seller;

(iv)	original, valid share Certificate(s) representing the Stock;

(v)	originally executed stock powers endorsed to the Buyers in the amounts designated in Schedule B, with medallion guarantees from a national bank, in a form acceptable to the Buyers; and

(vi)
originally executed instruction letter to the Transfer Agent of the Company instructing said agent to cause the Stock to be transferred and vested in the respective names of the Buyers on the books and records of the Company effective on the Closing Date, in accordance with this Agreement.

(c) the representations and warranties set forth in Article IV of this Agreement shall be true and correct in all material respects on the Closing Date;

(d) the Seller shall cause the appointment of Matthew Hayden as the Chief Executive Officer, Chief Financial Officer and Secretary of the Company, and Mr. Hayden shall be the sole executive officer of the Company, effective immediately after Closing; and

(e) the Seller shall have caused the Company to prepare and file a Schedule 14f-1 with the Securities and Exchange Commission, in order to report a change in control of the board of directors of the Company, in a form acceptable to the Buyers and their representatives.

(f) the Seller shall have complied with the terms of the Escrow Agreement.

6.02	Actions to be Taken by Buyers at the Closing.

(a) The Buyers shall deliver or shall have delivered the following items to the Seller or Seller’s representative:

(i)	all applicable exhibits and schedules of the Buyers hereto;

(ii)	a copy of this Agreement duly executed by the Buyers; and

(iii)	any other document reasonably requested by the Seller that it deems necessary for the consummation of this transaction.

(b) The Buyers shall deliver or shall have delivered the following items to the Escrow Agent:

(i)	the Purchase Amount by certified check or wire transfer;

(ii)	the Escrow Agent’s fees in accordance with the Escrow Agreement.

(c) the representations and warranties set forth in Article III of this Agreement shall be true and correct in all material respects on the Closing Date.

(d) the Buyers shall have complied with the terms of the Escrow Agreement.

6.03 Access to Books and Records. Prior to and as a condition to Closing, the Seller shall have made available to the Buyers for inspection all corporate books, records and assets, and shall have otherwise afforded reasonable access to all documentation and other information concerning the business, financial and legal conditions of the Company for the purpose of conducting a due diligence investigation. Such due diligence investigation shall be for the purpose of satisfying the Buyers as to the business, financial and legal condition of the Company for purposes of determining and confirming the desirability of consummating the proposed transaction.

ARTICLE VII
COVENANTS

7.01  Public Disclosure. Except to the extent previously disclosed or to the extent the parties believe that they are required by applicable law or regulation to make disclosure, prior to Closing, no party shall issue any statement or communication to the public regarding the transaction contemplated herein without the consent of the other party, which consent shall not be unreasonably withheld. To the extent a party hereto believes it is required by law or regulation to make disclosure regarding the transaction effected under this Agreement, it shall, if possible, immediately notify the other party prior to such disclosure. Notwithstanding the foregoing, the parties hereto agree that the Seller shall cause the Company to prepare and file a “Current Report” on Form 8-K pursuant to the Securities and Exchange Act reasonably acceptable to the Buyers and their representatives to report the execution of this Agreement and that any party hereto may file any reports as required by the Exchange Act including, without limitation, any reports on Schedule 13D.

7.02 Confidentiality. Any confidentiality agreement or letter of intent previously executed by the parties shall be superseded in its entirety by the provisions of this Agreement. Each party agrees to maintain in confidence any non-public information received from the other party, and to use such non-public information only for purposes of consummating the transactions contemplated by this Agreement. Such confidentiality obligations will not apply to (i) information which was known to the one party or their respective agents prior to receipt from the other party; (ii) information which is or becomes generally known; (iii) information acquired by a party or their respective agents from a third party who was not bound to an obligation of confidentiality; and (iv) disclosure required by law. In the event this Agreement is terminated as provided in Article 8 hereof, each party will return or cause to be returned to the other all documents and other material obtained from the other in connection with the transaction contemplated hereby.

7.03 Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of the Seller and the Company as each party may request. In order that each party may have the full opportunity to do so, the Seller and the Company shall furnish each party and its representatives during such period with all such information concerning the affairs of the Seller or the Company as each party or its representatives may reasonably request and cause Seller or the Company and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party’s representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party’s premises, with copies thereof to be provided to each party and/or its representatives upon request.

7.04 Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the transactions contemplated by this Agreement and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

7.05 Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, the Seller and the Company shall (i) conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing and (ii) not enter into any material transactions or incur any material liability not required or specifically contemplated hereby.

7.06 Litigation; SEC Correspondence. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a Material Adverse Effect on the Company. The Seller agrees to promptly and immediately notify the Buyers and their representatives upon receipt of any inquiry, notice or other communication from the Securities and Exchange Commission concerning the Company.

7.07 Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party’s representations or warranties herein.

7.08 Assistance with Post-Closing SEC Reports and Inquiries. Upon the reasonable request of the Buyers, after the Closing Date, the Seller shall use its reasonable best efforts to provide such information available to it, including information, filings, reports, financial statements or other circumstances of the Company occurring, reported or filed prior to the Closing, as may be necessary or required by the Company for the preparation of the post-Closing Date reports that the Company is required to file with the SEC to remain in compliance and current with its reporting requirements under the Securities and Exchange Act, or filings required to address and resolve matters as may relate to the period prior to the Closing and any SEC comments relating thereto or any SEC inquiry thereof.

ARTICLE VIII
MISCELLANEOUS

8.01  Termination. This Agreement may be terminated:

(b) at any time before, or at, Closing by the mutual written agreement of a majority in interest of the Buyers the Seller; or

(c) prior to the Closing by any either all Buyers or Seller at any time if any provision (including, but not limited to, the representations and warranties) of this Agreement that is applicable to or required to be performed by the opposing parties shall be materially untrue or fail to be accomplished or if any conditions set forth in Article VI hereof have not been fully satisfied.

Upon termination of this Agreement for any reason, in accordance with the terms and conditions set forth in this paragraph, each party shall bear all costs and expenses as that party has incurred.

8.02 Expenses. The Seller and the Buyers shall each bear their own legal, accounting and other costs and expenses incident to the negotiation and consummation of this Agreement and the transactions contemplated herein.

8.03 Notices. All notices and other communications hereunder to a party hereto shall be deemed to be properly given if delivered personally or mailed to it by registered or certified mail (return receipt requested), and by fax in the case of Seller to:

If to Seller: Bradley W. Miller 1716 South Gary Ave Tulsa, Oklahoma 74104	with a copy to: Ralph Amato, President Ventana Capital Partners, Inc. 5782 Caminito Empresa Telephone No.: 858 729 0075 Facsimile No.: 858 630 2918

If to Buyers: Matthew Hayden MMH Group, LLC Telephone No.: (760) 613-3695
with copies to:

Jeffrey Stein

Berkman, Henoch, Peterson & Peddy, P.C. 100 Garden City Plaza

Garden City, N.Y. 11530
Telephone No.: (516) 222-6200 x 430
Facsimile No.: (516) 222-6209

and

Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, CA 90024
Attention: Edgar D. Park, Esq.
Telephone No.: (310) 208-1182
Facsimile No.: (310) 208-1154

or at such other address as may have been specified by like notice.

8.04 Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of the Agreement.

8.05 Entire Agreement. This Agreement, together with the Exhibits and Schedules thereto, and the Escrow Agreement, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

8.06 Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.07 Further Actions. Each party shall execute and deliver such other certificates, agreements and other documents and take such other actions as may reasonably be requested by the other parties in order to consummate or implement the transactions contemplated by this Agreement.

8.08 Assignment; No Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, and permitted assigns. Except as provided for in Article V hereof, nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective successors, heirs, and permitted assigns, any rights, remedies or obligations under or by reason of this Agreement.

8.09 Governing Law. The terms of this Agreement shall be governed by, and interpreted in accordance with, the provisions of Nevada law.

8.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.11 Attorney’s Fees. Should any party employ an attorney or attorneys to institute a legal proceeding against the other party or parties for the purpose of enforcing any of the provisions hereof or protecting their interest in any manner arising under this Agreement, the non-prevailing party in any action pursued in courts of competent jurisdiction (the finality of which is not legally contested) shall pay to the prevailing party all reasonable costs, damages and expense, including attorneys’ fees, expended or incurred in connection with such a proceeding.

8.12  Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Stock.

[Signature page immediately follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Stock Purchase Agreement as of the date first above written.

SELLER:

Bradley W. Miller

BUYERS:

Matthew Hayden

MMH GROUP, LLC

Matthew Hayden

SCHEDULE A

SELLER

The following is a list of the shares of Stock of the Company being sold to the Buyers:

	Number of Shares	Share
Name of Seller	of Common Stock	Certificate Nos.

Bradley W. Miller	10,000,000	S 2071

Total:	10,000,000

SCHEDULE B

BUYER

The following is a list of the shares of the Stock of the Company purchased by the Buyers and their designees:

Number of Shares
Name	of Common Stock

Matthew Hayden	To be determined at Closing
MMH Group, LLC	To be determined at Closing

Total:	10,000,000

EXHIBIT B

Joint Filing Agreement

The undersigned hereby agree as follows:

     (i) Each of the undersigned is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

MMH GROUP, LLC

Date:	August 12, 2008	By:	/s/ Matthew Hayden
		Name:	Matthew Hayden
Title:

Date:	August 12, 2008
/s/ Matthew Hayden
Matthew Hayden